Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northrim BanCorp, Inc.:
We consent to incorporation by reference in the registration statement (No. 333—120836) on Form S—8 of Northrim BanCorp, Inc.’s Employee Stock Incentive Plan and Employee Stock Option and Restricted Stock Award Plan of our reports dated February 16, 2007 with respect to the consolidated balance sheets of Northrim BanCorp Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three—year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10—K of Northrim Bancorp, Inc.

Anchorage, Alaska
March 9, 2007